EXHIBIT (a)(7)

CONTACT: Corcept Therapeutics Investor Relations ir@corcept.com www.corcept.com

Corcept Therapeutics Announces Waiver of Condition to its Tender Offer

for Common Shares

MENLO PARK, Calif., December 15, 2021 — Corcept Therapeutics Incorporated (NASDAQ: CORT) (“Corcept”), a commercial-stage company engaged in the discovery and development of drugs to treat severe metabolic, oncologic and psychiatric disorders by modulating the effects of cortisol, today announced an update to its offer to purchase up to 10,000,000 shares of its common stock at a price not greater than $23.75 nor less than $20.75 per share closing at one minute after 11:59 P.M., New York City time, on December 15, 2021 (the “Tender Offer”).

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Corcept’s Board of Directors has determined that it is advisable to proceed with the Tender Offer despite the recent fluctuations in the price of Corcept’s stock and has therefore declined to exercise Corcept’s option, as set forth in the offer to purchase, to terminate the Tender Offer due to changes in the company’s stock price.

The Tender Offer is subject to other terms and conditions, which are described in detail in the offer to purchase. Except for the waiver of the share price condition set forth above, the terms and conditions of the Tender Offer remain the same.

None of Corcept, the members of its Board of Directors, the dealer manager, the financial advisor, the information agent or the depositary for the Tender Offer makes any recommendation as to whether or not any stockholder should participate in the Tender Offer or as to the purchase price or purchase prices at which stockholders may choose to tender their shares.

The sole dealer manager for the Tender Offer is Truist Securities, Inc. D.F. King is serving as the information agent for the Tender Offer and Continental Stock Transfer & Trust Company is serving as the depositary. Canaccord Genuity LLC is serving as a financial advisor. For all questions relating to the Tender Offer, please contact the information agent, D.F. King & Co., Inc. at cort@dfking.com or call toll-free at 1 (800) 431-9646, or call the dealer manager, Truist Securities, Inc. at 1 (404) 926-5832.

About Corcept Therapeutics

Corcept is a commercial-stage company engaged in the discovery and development of drugs to treat severe metabolic, oncologic and psychiatric disorders by modulating the effects of the hormone cortisol. Korlym® was the first drug approved by the U.S. Food and Drug Administration for patients with Cushing’s syndrome. Corcept has discovered a large portfolio of proprietary compounds that selectively modulate the effects of cortisol. The company owns extensive United States and foreign intellectual property covering the composition of its selective cortisol modulators and the use of cortisol modulators to treat a variety of serious disorders.

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